[SUPPLEMENT DATED JULY 25, 2003 TO
                      FINAL PROSPECTUS DATED JUNE 6, 2003]



                        SALES BY SELLING SECURITY HOLDERS

     This prospectus covers the shares of our common stock issuable under our Plan and the subsequent resale of the shares of our common stock by certain affiliates of the Company, as that term is defined under the Securities Act of 1933. The shares of our common stock being reoffered by our affiliates pursuant to this prospectus are deemed to be control shares as that term is defined in Rule 405 of the Securities Act.

     The  following  table  sets  forth:

-     the  name  of  the  selling  security  holders,

-     the  number  of  shares  owned,

-     the  number  of  shares  being  registered  for  resale  by  them,  and

- the number of shares and percentage of our common stock to be owned by the selling security holders following completion of such offering (based on 25,601,712 shares of our common stock outstanding at August 19, 2003).

     We may amend or supplement this prospectus from time to time to update the disclosure set forth in the following table. All of the shares being registered for resale under this prospectus for the selling security holders may be offered hereby. Because the selling security holders may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares being offered hereby that will be held by the selling security holders upon termination of any offering made hereby. We have, therefore, for the purposes of the following table assumed that the selling security holders will sell all of the shares owned by them, which are being offered hereby, but will not sell any other shares of our common stock that they presently own or which can be acquired upon the exercise of options granted outside of our Plan.

     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and includes any securities, which the person has the right to acquire within 60 days through the conversion or exercise of any security or other right.

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                                                        Shares     Percentage
                                                        To  be       To  be
                                                         Owned        Owned
Name  of  Selling       Number of        Shares to       After        After
Security  Holder     Shares  Owned*     be  Offered     Offering     Offering
----------------     --------------     -----------     --------     --------

Douglas  Gass            844,500           50,000        794,500        3.1%

Mr. Gass is a member of the Company's board of directors.

* The number of shares owned by Mr. Gass includes 264,833 shares underlying vested stock options.

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